UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                   FORM 12b-25



                           NOTIFICATION OF LATE FILING

(Check One):  [X] Form 10-K and Form 10-KSB   [ ] Form 20-F    [ ] Form 11-K
              [ ] Form 10-Q and Form 10-QSB   [ ] Form N-SAR

  For Period Ended:  December 31, 2007

      [ ] Transition Report on Form 10-K   [ ] Transition Report on Form 10-Q
      [ ] Transition Report on Form 20-F   [ ] Transition Report on Form N-SAR
      [ ] Transition Report on Form 11-K

      For the Transition Period Ended :________________________

      Read attached instruction sheet before preparing form. Please print or type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification related to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION


Full name of registrant:    Platinum Energy Resources, Inc.


Former name if applicable:  ___________________________________________

Address of principal executive office (street and number):  25 Phillips Parkway

City, state and zip code:    Montvale, New Jersey 07645

                                     PART II
                             RULE 12b-25 (b) and (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]         (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[X]         (b)   The subject annual report, semi-annual report, transition
                  report on Form 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

      Platinum Energy Resources, Inc. (the "Registrant") is unable to file its Annual Report on Form 10-K for the quarter ended December 31, 2007 (the "Form 10-K") by the initial filing deadline of March 17, 2008 without unreasonable effort and expense because the Registrant's auditors have not had sufficient time to complete their review of the Registrant's financial statements. The Registrant intends to have the Form 10-K filed as soon as practicable, and in no event later than the fifteenth calendar day following the prescribed due date.

                                     PART IV
                                OTHER INFORMATION


      (1) Name and telephone number of person to contact in regard to this notification: Barry Kostiner, Chief Executive Officer at (845) 323-0434

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)
                                                                  [X] Yes [ ] No
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

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  [X] Yes [ ] No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

      As a result of the consummation of the acquisition by the Registrant of the business of Tandem Energy Corporation, a Colorado corporation ("TEC") on October 26, 2007, the Registrant will be including TEC's financial results accounted for in accordance with FAS 141. While the Registrant has not yet completed this process, the Registrant's results of operation will include TEC revenues which are currently estimated to be approximately $4.3 million for the period from October 27, 2007 through December 31, 2007. Prior to this transaction, the Registrant was considered to be a blank check company and in the development stage. Thus it reported only interest income and no operating revenues.










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



                         Platinum Energy Resources, Inc.
              ---------------------------------------------------
                  (Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 17, 2008                   By:  /s/ Barry Kostiner
                                            -------------------------------
                                            Barry Kostiner
                                            Chief Executive Officer





















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